BP 6/13 *

UNITED
SECURITIES AND EXC
Washington,

07006260

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RECEIVED
MAY 17 2007
WASH. DC 203
PROCESSING SECTION

ANNUAL AUDI... REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21387

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Melhado, Flynn & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanne McCarthy 212-764-3608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd. (Address) Garden City (City) NY (State) 11530 (Zip Code)

PROCESSED
JUN 14 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 6/13

OATH OR AFFIRMATION

I, George M. Motz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Melhado, Flynn & Associates, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Marion P. Messineo

Notary Public

MARION P. MESSINEO
NOTARY PUBLIC, State of New York
No. 4847183
Qualified in Nassau County
Commission Expires July 31, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MELHADO FLYNN & ASSOCIATES, INC.

Financial Statements

December 31, 2006

MELHADO FLYNN & ASSOCIATES, INC.

Table of Contents

Independent Auditors' Report dated May 10, 2007

Financial Statements	**Page**
Statement of Financial Condition	1
Notes to Financial Statements	2 - 7

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
516.542.6300
Fax: 516.542.9021

NEW YORK CITY
805 Third Avenue
10th Floor
New York
New York 10022
212.792.6300
Fax: 212.792.6350

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders of
Melhado, Flynn & Associates, Inc.:

We have audited the accompanying statement of financial condition of Melhado Flynn & Associates, Inc. as of December 31, 2006, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Melhado Flynn & Associates, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, on February 26, 2007 the Securities and Exchange Commission (the "Commission") issued an Order Instituting Public Administrative and Cease-and-Desist Proceedings (the "Proceedings") pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, and Sections 203(e), 203(f) and 203(k) of the Investment Advisers Act of 1940 against the Company, its Chairman and Chief Executive Officer, George M. Motz, and its employee, Jeanne McCarthy. The Order alleges that Mr. Motz engaged in a fraudulent trade allocation practice to benefit the Company's proprietary trading account and a hedge fund affiliated with the Company, and that the Company realized ill-gotten gains of approximately $1.4 million. It also alleges that Mr. Motz and Ms. McCarthy altered order tickets in an attempt to cover up this practice, and committed other related books and records violations. As of the date of this letter, only the pre-hearing phase of the Proceedings has been

Independent Auditors' Report *(continued)*

conducted. Therefore, it is too early in the Proceedings to evaluate the likely outcome or any potential loss to the Company. The possibility that the Commission may be successful in the Proceedings against the Company, and/or additional customers may open arbitration proceedings against the Company, and/or that the cost to the Company of defending itself against these Proceedings and related arbitration may exceed the available capital of the Company, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Janover Rubinroit, LLC

May 10, 2007

MELHADO FLYNN & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	152,699
Certificate of deposit		102,000
Receivable from clearing firm		204,567
Investment management fee receivable		18,432
Furniture and equipment, net		61,949
Due from affiliates		799,686
Prepaid expenses		58,692
Other receivables		22,187
Other assets		38,924
	$	1,459,136
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	499,380
Capital lease obligations		44,332
Subordinated loan		100,000
		643,712
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.10 par value, 500,000 shares authorized, 488,000 shares issued, 472,990 shares outstanding		48,800
Additional paid-in capital		1,315,622
Accumulated deficit		(491,713)
		872,709
Less treasury stock, at cost $.10 par value, 15,010 shares		57,285
		815,424
	$	1,459,136

The accompanying notes are an integral part of the financial statements.

1. Business Organization

Melhado Flynn & Associates, Inc. ("Melhado" or the "Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's activities involve the introduction of securities transactions on a fully disclosed basis to a clearing broker on behalf of customers.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Cash and cash equivalents - For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business. Substantially all of the Company's cash and cash equivalents are being held at the Bank of New York and National Financial Services, LLC.

Revenue recognition - Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Securities owned are valued at fair value on the statement of financial condition and unrealized gains and losses are reflected in the statement of operations.

Trading gains and losses, which are composed of both realized and unrealized, are generally presented net. They are measured by the difference between the acquisition cost and the selling price or current market or fair value, of the positions sold or held by the Company, during the year.

Furniture and equipment - Furniture and equipment are recorded at cost. Depreciation of furniture and equipment is computed on the straight-line method over estimated useful lives of three to ten years.

Valuation of investments - Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market are stated at the last quoted bid price. The values assigned to these investments do not necessarily represent amounts which might ultimately be realized upon the sale or other disposition since such amounts depend on future circumstances and cannot reasonably be determined until the actual sale or liquidation actually occurs.

Unrealized gains and losses resulting from changes in such valuations are reflected in income.

2. Summary of Significant Accounting Policies *(continued)*

Income taxes - The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes, which consist primarily of net operating loss carryforwards, are recognized based on the differences between financial reporting and income tax basis of assets and liabilities using enacted income tax rates.

3. Clearing Broker

The Company clears all of its trades through National Financial Services, LLC ("NFS") on a fully disclosed basis. For this service NFS receives a percentage of the gross commission on each transaction. At December 31, 2006, the Company had $34,669 in cash and cash equivalents and $204,567 on deposit with NFS.

4. Furniture and Equipment

Furniture and equipment at December 31, 2006 is as follows:

Furniture and fixtures	$	83,806
Office equipment		133,794
		217,600
Less: accumulated depreciation		155,651
	$	61,949

Included in property and equipment are both items owned by the Company and items leased by the Company under a capital lease agreement (see Note 10). Furniture and equipment owned and leased by the Company was $90,777 and $126,823, respectively, for the year ended December 31, 2006.

5. Related Party Transactions

During the year, the Company retained as general counsel, an attorney having a marital relationship with the president of Melhado, who is also an officer, director, and shareholder of the Company. The Company did not pay any fees to this attorney for services rendered. In addition, this attorney does not personally own any shares of Melhado.

6.. Subordinated Revolving Loans

The Company received a $100,000 capital contribution from a stockholder on December 27, 2005. Effective January 24, 2006, the capital received was converted into a NASD approved subordinated loan bearing 8% interest, maturing February 28, 2009.

7. Income Taxes

There is no provision for income taxes for the year ended December 31, 2006.

A deferred tax asset at December 31, 2006 of approximately $407,000 is related to federal net operating loss carryforwards which may be used to offset future operating income, depreciation and amortization, and other accruals. The difference between the statutory and effective rates is attributable to state and local taxes and true-up adjustments after the filing of the 2005 tax returns. In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", the Company has established a valuation allowance to fully reserve the future income tax benefit of this deferred tax asset due to uncertainty about its future realization.

At December 31, 2006, the Company had a net operating loss carryforward of approximately $1,197,000, which expires in 2026.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had a deficit balance for net capital in the amount of $(76,306) which was $(126,306) under its required minimum regulatory net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was (7.13) to 1.

Net capital violation – As of December 31, 2006 the Company incurred an inadvertent net capital violation resulting from the accrual of legal fees of approximately $135,000. The Company became aware of these fees when the attorney responded to our auditors' end of year legal representation letter on April 9, 2007. Accordingly, the Company filed a 17a-11 notification with the SEC and NASD notifying them of this violation. The net capital violation was cured during February 2007 by cash capital contributions of $330,000 made during January and February 2007. Additionally, there were capital contributions during March 2007 totaling $400,000.

9. 401(k) Plan

The Company has a defined contribution 401(k) plan (the "Plan") covering all employees of the Company. All employees having reached 21 years of age have the option of joining the Plan after two full months of service. For the year 2006, employee salary deferrals are limited to $15,000, with an exception for employees 50 and over, which is limited to $20,000. The Company has the option to match employee contributions to the Plan. The Company did not make any contributions to the Plan for the year ended December 31, 2006.

10. Commitments and Contingencies

Leases - The Company rents office space in several locations. Obligation terms vary under each lease agreement and some lease agreements contain provisions for rent escalations. Under one of the lease agreements, the Company received free rent for the first six months, and is amortizing the related amount on a straight-line basis over the life of the related lease. Rent expense for the year ended December 31, 2006, which includes certain escalation costs, was $585,010.

In July 2004, the Company entered into a capital lease agreement for telephone equipment in the amount of $72,047. The lease provides for interest at a rate of 8.05%, with monthly payments of principal, interest, and sales tax of approximately $1,589 through August 2009.

Minimum lease obligations at December 31, 2006 are approximately as follows for the years ending December 31,:

	Capital Lease	Operating Leases
2007	$ 14,510	$ 650,000
2008	15,722	609,000
2009	14,100	613,000
2010	-	524,000
	$ 44,332	$ 2,396,000

At December 31, 2006, the Company was obligated under an irrevocable standby letter of credit in the amount of $277,000 relating to its lease obligation.

Commissions - The Company has an agreement ("Accardo Agreement") with a former employee for the payment of future commissions earned with regard to certain accounts listed under the former employee's production number. The amount due is $44,101 payable in monthly installments of $7,350 beginning in January 2007. The monthly payments are based upon there being sufficient gross production under these accounts to generate the respective future commission. In the event the production is not sufficient to cover the respective monthly future commission, payment of the unpaid portion shall be postponed until such funds are actually received by the Company.

Litigation - In February 2006, the Company settled an NASD arbitration involving one of its officers, in the amount of $80,000. The amount was paid in two equal installments of $40,000 on March 31, 2006 and June 30, 2006. An officer committed to reimbursing the Company and has made all reimbursements prior to the settlements being paid by the Company. In addition, during the year, the Company settled various other legal actions totaling $104,000.

10. Commitments and Contingencies *(continued)*

On February 26, 2007, the Securities and Exchange Commission (the "Commission") issued an Order Instituting Public Administrative and Cease-and-Desist Proceedings (the "Proceedings") pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, and Sections 203(e), 203(f) and 203(k) of the Investment Advisers Act of 1940 against the Company, its Chairman and Chief Executive Officer George M. Motz, and its employee Jeanne McCarthy. The Order alleges that Mr. Motz engaged in a fraudulent trade allocation practice to benefit the Company's proprietary trading account and a hedge fund affiliated with the Company, and that the Company realized ill-gotten gains of approximately $1.4 million. It also alleges that Mr. Motz and Ms. McCarthy altered order tickets in an attempt to cover up this practice, as well as committed other related books and records violations. As of the date of this letter, only the pre-hearing phase of the Proceedings has been conducted. Therefore, it is too early to in the Proceedings to evaluate the likely outcome or any potential loss to the Company.

In addition, one customer ("Claimant") filed an arbitration against the Company and several of its officers and members of management, related to the Proceedings brought on by the Commission. Claimant alleges that their accounts were used by the Company in the fraudulent trade allocation practices.

11. Going Concern

Due to the possibility that the Commission may be successful in the Proceedings against the Company (see Note 10), and/or additional customers may open arbitration proceedings against the Company, and/or that the cost to the Company defending itself against these Proceedings and related arbitration may exceed the available capital of the Company, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described below. Additionally, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management's business plan for calendar year 2007 is dependent upon the outcome of current regulatory issues with the Commission and the legal costs associated with mounting a defense against such. The time horizon for resolution of the issue, is no later than December 31, 2007. The majority of legal expenses were incurred during the period January 1, 2006 through February 28, 2007. Those expenses incurred through December 31, 2006 are accrued as required at December 31, 2006. All of these legal expenses have been paid in full subsequent to year end. The Company has now engaged new counsel for these proceedings.

Management has begun taking steps to increase revenues and cut costs. The Company is adding new sales associates and expanding its business relationships with current customers which should lead to a strong revenue flow from those sources during 2007. In addition, the Company has several expenses that will be eliminated during 2007 including the Accardo Agreement and certain costs of office space.

12. Concentration of Risk

The Company had deposits at December 31, 2006 that were in excess of the $100,000 of depository insurance provided by the Federal Deposit Insurance Corporation.

13. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk occurs in the event a customer, clearing agent, or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

END